FW 3/12

15048585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siebert Brandford Shank & Co.,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 18th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Diaz 646-775-4842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Diaz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siebert Brandford Shank & Co.,LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

MELISSA ANN LITTLE
Notary Public - State of New York
NO. 01LI6202493
Qualified in Bronx County
My Commission Expires 3/16/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2014
(with supplementary information)

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Siebert, Brandford, Shank & Co., L.L.C. (the "Company") as of December 31, 2014, and the related statements of operations, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in the Schedule of Computation of Net Capital under the SEC Uniform Net Capital Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

New York, New York
February 26, 2015

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	**$ 20,065,062**
Accounts receivable	**1,593,614**
Receivable from clearing broker	**2,522,557**
Secured demand note	**1,200,000**
Goodwill – Note B	**1,001,000**
Issuer relationships, net of amortization of $41,212 – Note B	**777,788**
Furniture, equipment and leasehold improvements, net	**684,736**
Receivable from parent	**25,000**
Other assets	**673,276**
	$ 28,543,033
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Payable to affiliate	**$ 104,320**
Accounts payable and accrued expenses	**4,747,648**
Deferred rent	**549,287**
	5,401,255
Subordinated debt	**5,200,000**
Total liabilities	**10,601,255**
Commitments – Note G	
MEMBER'S CAPITAL	**17,941,778**
	$28,543,033

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Operations
Year Ended December 31, 2014

Revenues:	
Investment banking	$ 20,949,508
Trading profits	3,670,726
Commissions	182,771
Interest and other	3,395
	24,806,400
Expenses:	
Employee compensation and benefits	17,819,595
Clearing fees	383,538
Communications	929,496
Occupancy	1,186,967
Professional fees	870,951
Interest - to related party	100,295
State and local income tax	31,901
General and administrative - including $100,000 to related party	3,251,269
	24,574,012
Net income	$ 232,388

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Changes in Member's Capital

Balance - January 1, 2014	**$ 15,915,862**
Acquired assets of capital markets business transferred by parent	**1,820,000**
Distributions to members	**(26,472)**
Net income	**232,388**
Balance - December 31, 2014	**$ 17,941,778**

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Changes in Subordinated Borrowings

Balance - January 1, 2014	$ 1,200,000
Borrowings	9,000,000
Repayments	(5,000,000)
Balance - December 31, 2014	$ 5,200,000

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 232,388
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	267,973
Changes in:	
Accounts receivable	(1,031,467)
Receivable from clearing broker	(2,514,399)
Other assets	(54,533)
Receivable from parent	(25,000)
Payable to affiliate	76,056
Accounts payable and accrued expenses	741,040
Bank overdraft	(1,225,779)
Deferred rent	(72,788)
Net cash used in operating activities	(3,606,509)
Cash flows from investing activities:	
Purchase of leasehold improvements and equipment	(89,364)
Cash flows from financing activities:	
Distributions to members	(26,472)
Subordinated borrowings	9,000,000
Repayment of subordinated borrowing	(5,000,000)
Net cash provided by financing activities	3,973,528
Net Increase in cash and cash equivalents	277,655
Cash equivalents - beginning of year	19,787,407
Cash and cash equivalents - end of year	$ 20,065,062
Supplemental disclosures of cash flow information:	
Interest paid	$ 100,295
Taxes paid	$ 24,323
Non-cash investing and financing activities:	
Intangible assets of capital markets business contributed to capital by parent	$ 1,820,000

See notes to financial statements

NOTE A – BUSINESS ORGANIZATION

Siebert, Brandford, Shank & Co., L.L.C. ("SBS" or the "Company") engages in the business of tax-exempt underwriting and related trading activities and, commencing on November 4, 2014, the capital markets business (see Note B). The Company qualifies as a Minority and Women Owned Business Enterprise in certain municipalities.

NOTE B – BUSINESS ACQUISITION

On November 4, 2014, the members of SBS contributed their membership interest into a newly formed Delaware limited liability company, Siebert Brandford Shank Financial, L.L.C. ("SBSF"), in exchange for the same percentage interests in SBSF. On the same day Muriel Siebert & Co., Inc., ("Siebert") entered an Asset Purchase Agreement (the "Purchase Agreement") with SBS and SBSF, pursuant to which Siebert sold substantially all of the assets relating to Siebert's capital markets business to SBSF. Pursuant to the Purchase Agreement, SBSF assumed post-closing liabilities relating to the transferred business. An individual having a 25.5% membership interest in SBS prior to the contribution of membership interests to SBSF, is Siebert's chief executive officer.

The Purchase Agreement provides for an aggregate purchase price for the disposition of $3,000,000, payable by SBSF after closing in annual installments commencing on March 1, 2016 and continuing on each of March 1, 2017, 2018, 2019 and 2020. The transferred business was contributed by SBSF to, and operated by SBS. The amount payable on each annual payment date will equal 50% of the net income attributable to the transferred business recognized by SBS in accordance with generally accepted accounting principles during the fiscal year ending immediately preceding the applicable payment date; provided that, if net income attributable to the transferred business generated prior to the fifth annual payment date is insufficient to pay the remaining balance of the purchase price in full on the fifth annual payment date, then the unpaid amount of the purchase price will be paid in full on March 1, 2021.

Transferred assets of Siebert's capital markets business, consisting of issuer relationships and goodwill, were recorded by SBS at SBSF's cost of the acquired assets, which amounted to $819,000 for issuer relationships, representing their fair value at the date of acquisition determined based on a discounted cash flow analysis (Level 3). Goodwill, which includes employees of Siebert who transferred to SBS was recorded at $1,001,000, representing the excess of the fair value ($1,820,000) of SBSF's purchase obligation to Siebert over the fair value of the issuer relationships. The recorded value of the transferred intangible assets was accounted for as a capital contribution by SBSF, resulting in an increase of $1,820,000 to member's capital.

Since the date of acquisition, revenue of $199,000 and net loss of $129,000 attributable to the capital markets business is included in the accompanying statement of operations.

The following represents the unaudited pro forma amounts of revenue and net income of the Company for the year ended December 31, 2014, assuming the capital markets business had been acquired as of January 1, 2014:

Revenue	$ 27,729,000
Net Income	$ 904,000

The above net income reflects the additional amortization that would have been charged assuming the fair value adjustment to customer accounts had been applied as of January 1, 2014.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Revenues:

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[1] Revenues (Continued):

Security transactions are recorded on a trade-date basis. Securities owned are valued at fair value. The resulting realized and unrealized gains and losses are reflected as trading profits on the Statement of Operations.

Commission revenue, which relates to the capital markets business, are recorded on a trade-date basis.

Dividends are recorded on the ex-dividend date, and interest income is recognized on an accrual basis.

[2] Fair value:

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available.

Level 3 - Unobservable inputs which reflect the assumptions that the managing members develop based on available information about the assumptions market participants would use in valuing the asset or liability.

See Note C[3] for financial instruments measured at fair value.

[3] Cash equivalents:

Cash equivalents represent short term, highly liquid investments which are readily convertible to cash and have a maturity of three months or less at time of purchase. Cash equivalents, which are valued at fair value, consist of money market funds which amounted to $15,965,885 at December 31, 2014 (Level 1). The Company maintains its assets with financial institutions, which may at times exceed federally insured limits. In the event of a financial institution's insolvency, recovery of assets may be limited.

[4] Furniture, equipment and leasehold improvements, net:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Intangible Assets

Issuer Relationships, which were recorded in connection with the acquisition of the capital markets business (see Note B), are being amortized by the straight-line method over 2.9 years.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Intangible Assets (CONTINUED):

Intangible assets with finite lives are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining useful life through undiscounted estimated future cash flows. If undiscounted estimated future cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows.

[6] Goodwill

Goodwill, which was recorded in connection with the acquisition of the capital markets business (see Note B), is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test consists of a comparison of the fair value of the reporting unit with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the reporting unit, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[8] Income taxes:

The Company is not subject to federal income taxes. Instead, the members are required to include in their income tax returns their respective share of the Company's income or loss. The Company is subject to tax in certain state and local jurisdictions. Deferred taxes are not significant.

NOTE D - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

The subordinated debt at December 31, 2014 consists of the following:

Payable to an indirect member (a)	$1,200,000
Payable to clearing broker(b)	$4,000,000
	$5,200,000

(a) Consists of a Secured Demand Note Collateral Agreement payable to Siebert, an indirect member of the Company, bearing 4% interest and due August 31, 2015, at which time the Company is obligated to repay Siebert any amounts borrowed. Interest expense paid to Siebert in 2014 amounted to $48,000.

The secured demand note receivable of $1,200,000 is collateralized by cash equivalents of Siebert of approximately $1,544,000 at December 31, 2014. Interest earned on the collateral amounted to approximately $1,028 in 2014.

NOTE D - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE (continued)

(b) On December 9, 2014, the Company entered into a temporary subordinated loan agreement with National Financial Services, its clearing broker, in the amount of $4,000,000 bearing interest at the federal funds rate plus 6% and maturing January 22, 2015. The note was repaid on January 22, 2015. Interest expense accrued in 2014 amounted to approximately $16,000.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

On March 24, 2014, the Company entered into a temporary subordinated loan agreement with National Financial Services, its clearing broker, in the amount of $5,000,000 bearing interest at the federal funds rate plus 6% and maturing May 5, 2014. The note was repaid on May 5, 2014. Interest expense paid was $36,542.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 926,654
Furniture and leasehold improvements	1,718,826
	2,645,480
Less accumulated depreciation and amortization	1,960,744
	$ 684,736

Depreciation and amortization amounted to $226,761 in 2014.

NOTE F - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $22,807,796, which was $22,557,796 in excess of its required net capital of $250,000, and its ratio of aggregate indebtedness to net capital was 0.10 to 1. The Company claims exemption from the reserve requirements under Section 15c3-3(k)(2)(ii).

NOTE G - COMMITMENTS

(1) As described in Note B, the Company's parent SBSF is indebted to Siebert for a $3,000,000 purchase obligation incurred in connection with the acquisition of Siebert's capital markets business. Such obligation is payable over annual installments commencing on March 1, 2016 and on each March 1, thereafter through 2020 to the extent of 50% of the net income attributable to such business recognizable by the Company during the fiscal year ending immediately preceding the applicable payment date. Accordingly, although the Company has not guaranteed or pledged its assets as collateral for its parent's debt, the company will be required to use a portion of its future cash flows to service SBSF's debt.

NOTE G - COMMITMENTS (CONTINUED)

(2) The Company rents office space under long-term operating leases expiring through 2020. These leases call for base rent plus escalations for property taxes and other operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2015	1,043,000
2016	886,000
2017	639,000
2018	627,000
2019	587,000
Thereafter	185,000
	$ 3,967,000

Rent expense, including property taxes and other operating expenses, for the year ended December 31, 2014 amounted to $1,186,967. Rent expense is being charged to operations on a straight-line basis resulting in a deferred rent liability which, including the reimbursement discussed below, amounted to $549,287 at December 31, 2014 on the statement of financial condition.

In prior years, the Company purchased leasehold improvements of approximately $620,000 which were reimbursed by the landlord. The Company recorded such reimbursements as a credit to deferred rent liability, which is being recognized as a reduction of rental expense on a straight-line basis over the term of the lease.

NOTE H - OTHER

During the year ended December 31, 2014, the Company was charged $100,000 by Siebert for general and administrative services.

SUPPLEMENTARY INFORMATION

SIEBERT BRANDFORD SHANK & CO., LLC

Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1
December 31, 2014

Total members' capital	$ 17,941,778
Add subordinated borrowings allowable in the computation of net capital	5,200,000
Add discretionary liabilities	3,147,136
Total capital and allowable subordinated borrowings	26,288,914
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net	684,736
Receivable from parent	25,000
Goodwill	1,001,000
Issuer relationships	777,788
Other assets	673,276
	3,161,800
Net capital before haircuts on securities positions	23,127,114
Less haircuts on securities:	
Money market funds	319,318
Net capital	$ 22,807,796
Aggregate indebtedness	$ 2,254,119
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 22,557,796
Ratio of aggregate indebtedness to net capital	0.10 to 1

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date in its unaudited Part IIA FOCUS Report filing, as amended.

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have reviewed management's statements, included in the accompanying Siebert, Brandford, Shank & Co., L.L.C.'s Exemption Report, in which (1) Siebert, Brandford, Shank & Co., L.L.C. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

New York, New York
February 26, 2015

Siebert
Brandford
Shank & Co., L.L.C.

100 Wall Street, 18th Floor
New York, New York 10005
(646) 775-4850 – main
(646) 576-9680 – fax

Siebert Brandford Shank & Co., L.L.C.'s Exemption Report

Siebert Brandford Shank & Co., L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) from June 1, 2014 through December 31, 2014 without exception.

Siebert Brandford Shank & Co., L.L.C.
[Company]

I, **Daniel Diaz**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
[Signature]

Title: **Controller**

Date: 2/23/2015

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

The Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Siebert, Brandford, Shank & Co., L.L.C. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, such as cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as Form SIPC-7, Form SIPC-6 and SIPC reconciliation worksheet, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as Form SIPC-7, Form SIPC-6 and SIPC reconciliation worksheet, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3373*********************MIXED AADC 220
049877 FINRA DEC
SIEBERT BRANFORD SHANK & CO LLC
1999 HARRISON ST STE 2720
OAKLAND CA 94612-3500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 61,221

B. Less payment made with SIPC-6 filed (**exclude interest**) (30,677)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 30,544

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 30,544

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 30,544

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Siebert Brandford Shank & Co., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of February, 20 15.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2014** and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,806,400
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	165,801
(7) Net loss from securities in investment accounts.	0
Total additions	165,801
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	383,538
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 100,295	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	100,295
Total deductions	483,833
2d. SIPC Net Operating Revenues	$ 24,488,368
2e. General Assessment @ .0025	$ 61,221 (to page 1, line 2.A.)